Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. TO PROVIDE UPDATE TO MARKET ON AUGUST 4th CONFERENCE CALL

Ottawa, Canada, July 27, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it will host a conference call to update the market on a number of items that are all converging at the same time.

Items to be discussed on the call include;

• New arrangements being put in place with Nokia going forward

• Further expense reduction actions

• Status of major carrier activity - production and deployment ramp

• NASDAQ listing requirements

The conference call will be held at 8:30 Eastern time on August 4, 2015.

Webcast and Conference Call Details:

Toll-free North America Dial-in:  (877) 312-9202

International Dial-in:  (408) 774-4000

The live webcast will be available at http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Russell Frederick Chief Financial Officer DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024